FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Bank of Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing that Bank of Chile and Banchile Seguros de Vida S.A., which are related corporations, have entered into an amendment to certain previous agreement.

Santiago, December 27th, 2013

Mr.
Raphael Bergoeing Vela
Superintendent of Banks and Financial Institutions

Subject: Essential Information

Mr. Superintendent:

In accordance with Articles 9 and 10 of the Securities Law N° 18,045 and Chapter 18-10 of the Compilations of Regulations of that Superintendency of Banks and Financial Institutions, I hereby inform, as Essential Information regarding this Banking Institution, that on this past December 26th, Bank of Chile and Banchile Seguros de Vida S.A. have entered into an amendment to the “Convenio Uso de Canales de Distribución” (Agreement of use of distribution channels), dated December 28th, 2012, adjusting the percentage of the commission associated to certain insurances and the base calculation formula of the commission agreed in the mentioned Agreement.

This amendment is effective from December 1st, 2013, to December 31st, 2015.

It is noted that Banchile Seguros de Vida S.A. is a company related to Bank of Chile, according to the provisions of article 146 of the “Ley de Sociedades Anonimas” (Chilean Corporations Law).

Sincerely,

Arturo Tagle Quiroz
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27th, 2013

Banco de Chile

	By:	/s/ Arturo Tagle Q.
Arturo Tagle Q.
CEO